EXHIBIT 3.4

AMENDMENT TO THE BYLAWS

OF

URANERZ ENERGY CORPORATION

The undersigned, Aileen Lloyd, is the duly appointed Secretary of Uranerz Energy Corporation (the “Company”), and does hereby certify that the following amendment was adopted by the Board of Directors of the Company on May 23, 2006.

The first sentence of Section 8 of the Company’s Bylaws is hereby amended to read in full as follows:

“At all meetings of stockholders, except where otherwise provided by statute or by the Articles of Incorporation, or by these Bylaws, the presence, in person or by proxy duly authorized, of the holder or holders of not less than 33 1/3% of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business.”

/s/ Aileen Lloyd _______________________________ Aileen Lloyd, Secretary